UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 0-10436

A.	Full title of the plan and the address of plan, if different from that of the issuer named below
L.B. Foster Company Savings Plan for Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
L.B. FOSTER COMPANY
415 Holiday Drive
Suite 100
Pittsburgh, PA 15220

L.B. Foster Company
Savings Plan for Bargaining Unit Employees
Financial Statements and
Supplemental Schedule
December 31, 2023 and 2022 and the
Year Ended December 31, 2023

REQUIRED INFORMATION

Item 1-3. The L.B. Foster Company Savings Plan for Bargaining Unit Employees (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan for the fiscal year ended December 31, 2023, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4. Pursuant to Section 103 (c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

L.B. Foster Company
Savings Plan for Bargaining Unit Employees
Statements of Net Assets Available for Benefits (Unaudited)

	December 31,
	2023	2022
Assets
Investments, at fair value	$1,821,787	$1,936,740
Receivables:
Notes receivable from participants	—	97,312
Total receivables	—	97,312
Net assets available for benefits	$1,821,787	$2,034,052
See accompanying notes.

L.B. Foster Company
Savings Plan for Bargaining Unit Employees
Statement of Changes in Net Assets Available for Benefits (Unaudited)
Year Ended December 31, 2023

Additions
Investment income:
Interest and dividends	$38,583
Net appreciation in fair value of investments	254,492
Total investment income	293,075
Interest income from notes receivable from participants	3,431
Contributions:
Employee	66,375
Employer	35,745
Total contributions	102,120
Total Additions	398,626
Deductions
Deductions from net assets attributable to:
Benefit payments	604,975
Administrative expenses	5,916
Total deductions	610,891
Decrease in net assets available for benefits	(212,265)
Net assets available for benefits, beginning of year	2,034,052
Net assets available for benefits, end of year	$1,821,787

See accompanying notes.

L.B. Foster Company
Savings Plan for Bargaining Unit Employees
Notes to Financial Statements (Unaudited)
December 31, 2023 and 2022
1. Description of Plan
The following brief description of the L.B. Foster Company Savings Plan for Bargaining Unit Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the summary plan description for more complete information. The plan document is the governing instrument and should be referred to for a full description of the Plan and its provisions.
General
The Plan is a defined contribution plan with fewer than 100 participants and is exempt from the annual audit requirement under the Department of Labor’s Regulation 29 CFR 2520.104-46. The Plan is a defined contribution plan extended to union hourly employees of L.B. Foster Company (the “Company”) covered under collective bargaining agreements, who have attained age 18 and are employed at locations specified by the Plan. The L.B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions and Forfeitures
Contributions under the Plan are made by both the participants and the Company. A participant may elect to make deferred savings contributions on a pre-tax or Roth 401(k) after-tax basis ranging up to 75% of annual compensation, subject to Internal Revenue Code (the “Code”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participant and Company contributions are invested in accordance with participant elections. The Plan contains an auto-enrollment provision of 3%. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom Fund (target date retirement fund) that coincides with the participant’s date of normal retirement age, until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant’s discretion.
Participant Accounts
Each participant account is credited with the participant’s contributions, the participant’s allocable share of Company contributions, and related earnings (losses) of the funds. Participant accounts may be invested in 10% increments into Company stock, which is capped at 15%, or any of the mutual funds available under the Plan at the direction of the participant.
Vesting
A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions, (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, and (c) related earnings (losses). Participants are fully vested in the Company’s contributions after three years of eligible service or attaining age 65.
Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account immediately upon such event.
Company contributions are made pursuant to the terms of the collective bargaining agreements applicable to the Company’s specific locations. The agreements provide a Company match of 100% of the first 1% of their eligible compensation and 50% of the next 6% of their eligible compensation for a maximum Company match of 4%. The Company’s contributions may be reduced by accumulated forfeitures.
At December 31, 2023 and 2022, forfeitures of $26,594 and $18,985, respectively, were available to pay administrative expenses of the Plan or fund Company contributions. During the year ended December 31, 2023, the Company utilized forfeitures of approximately $4,227 to pay administrative expenses of the Plan, with no amounts used to reduce Company contributions.
Benefit Payments
Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year distribution occurs and that the participant has completed at least five years of service. The Plan also allows for age 59 1⁄2 in-service withdrawals of all or any portion of the participant’s vested account balance.
As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, or disability retirement, death, or termination of employment may be made in the form of a direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the distribution date.
In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw their vested interest in the portion of their account attributable to deferred savings contributions and related earnings.

Notes Receivable from Participants
A participant may borrow from the vested portion of his or her account, subject to a minimum of $1,000 and a maximum of $50,000. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty at any time. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. No participant loans were active as of December 31, 2023.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the Plan's provisions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are maintained under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Market values for investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. No participant loans were active as of December 31, 2023. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Benefit Payments
Benefit payments are recorded upon distribution of proceeds to a Plan participant.
Administrative Expenses
The Company, as provided by the Plan, pays certain expenses of the Plan. Certain administrative functions are performed by employees of the Company. No such employees receive compensation from the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant. Investment related expenses are included in net appreciation of fair value of investments.

3. Income Tax Status
The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated June 30, 2020 stating that the form of the Plan is qualified under Section 401 of the Code and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The earliest year open to U.S. Federal examination is 2020. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. Fair Value Measurements
The Plan applies the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement” (“ASC 820”), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

•Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.
•Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.
•Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

There have been no changes in the methodologies used at December 31, 2023 and 2022. The following is a description of the investments and valuation methodologies used for assets measured at fair value:
Common stock
The Company’s common stock is the only common stock investment available to the Plan and is valued daily at the closing price reported on the active market.
Mutual funds
Various mutual funds are offered to the Plan participants. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.
Stable value collective trust fund
Fidelity Managed Income Portfolio Class 2 (“MIP CL 2 Fund”) is the only stable value collective trust fund available to the Plan. The Plan uses the net asset value (“NAV”) per share of the MIP CL 2 Fund provided by the trustee of the fund as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the MIP CL 2 Fund, the trustee reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The MIP CL 2 Fund’s units are issued and redeemed daily at the constant NAV of $1 per unit.

Fair value hierarchy

Financial assets carried at fair value are classified in the tables below:

	December 31, 2023
	Level 1	Total
Mutual Funds	$1,797,208	$1,797,208
Common Stock	6,410	6,410
Money Market	1,024	1,024
Total Assets in the Fair Value Hierarchy	1,804,642	1,804,642
Investments Measured at Net Asset Value(1)
Stable Value Collective Trust Funds	—	17,145
Total Assets at Fair Value	$1,804,642	$1,821,787

	December 31, 2022
	Level 1	Total
Mutual Funds	$1,919,115	$1,919,115
Common Stock	5,660	5,660
Money Market	844	844
Total Assets in the Fair Value Hierarchy	1,925,619	1,925,619
Investments Measured at Net Asset Value(1)
Stable Value Collective Trust Funds	—	11,121
Total Assets at Fair Value	$1,925,619	$1,936,740
___________
(1) In accordance with ASU 2015-07, certain investments that are measured at fair value using net asset value per share (or its equivalent)
      practical expedient have not been classified on the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

5. Transactions with Parties-in-Interest
Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company and may qualify as party-in-interest transactions under ERISA. The Company is the plan sponsor, and therefore, transactions with the Company may qualify as exempt party-in-interest. Notes receivable from participants also qualify as exempt party-in-interest transactions. The Plan also invests in Company stock. At December 31, 2023 and 2022, the Plan held an aggregate of 292 and 585 shares of the Company’s common stock valued at $6,410 and $5,660, respectively. During 2023, the Plan purchased 119 shares of the Company's common stock at an aggregate cost of approximately $1,462. The Plan recorded an investment gain on the Company’s stock of $4,186 in 2023. In 2023, the Plan sold 412 shares of the Company's common stock for proceeds of approximately $4,896.

Supplemental Schedule
L.B. Foster Company
Savings Plan for Bargaining Unit Employees

EIN #25-1324733 Plan #014

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year - Unaudited)

December 31, 2023

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost	(e) Fair Market Value
	Fidelity Investments:
*	Government Income Fund	Mutual fund	N/A	$30,698
*	US Bond Index Fund	Mutual fund	N/A	30,447
*	Balanced Fund – Class K6	Mutual fund	N/A	7,740
*	Contrafund - Class K6	Mutual fund	N/A	55,297
*	Government Money Market Fund - Class K6	Mutual fund	N/A	42,458
*	Managed Income Portfolio Fund – Class 2	Stable value collective trust fund	N/A	17,145
*	International Index Fund	Mutual fund	N/A	35,489
*	Extended Market Index Fund	Mutual fund	N/A	2,194
*	500 Index Fund	Mutual fund	N/A	20,393
*	Freedom 2020 – Class K	Mutual fund	N/A	23,832
*	Freedom 2025 – Class K	Mutual fund	N/A	41,270
*	Freedom 2030 – Class K	Mutual fund	N/A	279,256
*	Freedom 2035 – Class K	Mutual fund	N/A	669,709
*	Freedom 2040 – Class K	Mutual fund	N/A	120,979
*	Freedom 2045 – Class K	Mutual fund	N/A	35,313
*	Freedom 2050 – Class K	Mutual fund	N/A	154,350
*	Freedom 2055 – Class K	Mutual fund	N/A	62,936
*	Freedom 2060 – Class K	Mutual fund	N/A	26,974
*	Freedom 2065 – Class K	Mutual fund	N/A	26,370
*	Total Bond Fund	Mutual fund	N/A	26,892
*	Low-Priced Stock K6 Fund	Mutual fund	N/A	1,489
	MFS Value Fund – Class R6	Mutual fund	N/A	5,124
	Glenmede Small Cap EQ IS Fund	Mutual fund	N/A	6,417
	INVS Develop Mkt R6 Fund	Mutual fund	N/A	19,697
	PIMCO Real Return Fund Institutional Class	Mutual fund	N/A	4,532
	Allspring Special Small Cap Value Fund - Class R6	Mutual fund	N/A	14,473
	Touchstone Large Cap Focused Fund – Class A	Mutual fund	N/A	52,879
				$1,814,353

L.B. Foster Company
Savings Plan for Bargaining Unit Employees

EIN #25-1324733 Plan #014

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year - Unaudited) (continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost	(e) Fair Market Value
	L.B. Foster Company:
*	Stock Fund	Common stock	N/A	6,410
*	Money Market Account	Stock purchase account	N/A	1,024
				7,434
*	Participant loans	Participant loans	—	—
				$1,821,787

*	Party in interest as defined by ERISA.
N/A	Cost omitted for participant directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B. Foster Company Savings Plan for Bargaining Unit Employees
(Name of Plan)

Date:	June 20, 2024	/s/ Brian H. Kelly
Brian H. Kelly
Executive Vice President -
Human Resources and Administration